

December 23, 2011

<u>Via E-mail</u>
Mr. John G. Sample, Jr.
Senior Vice President and Chief Financial Officer
Atlantic American Corporation
4370 Peachtree Road N.E.
Atlanta, Georgia 30319

    Re: Atlantic American Corporation
               Form 10-K for Fiscal Year Ended December 31, 2010
               Filed March 25, 2011
               File No. 000-03722

Dear Mr. Sample:

       We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

       After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Notes to Consolidated Financial Statements</u>
<u>Note 2. Investments, page 37</u>

1. Regarding the $2,313,000 unrealized losses as of December 31, 2010 of investments in the media sector which include related party investments in Gray Television, Inc., please tell us the evidence you had at the date of filing that a recovery would occur notwithstanding an ability and intent to hold the securities until a market price recovery. As of December 31, 2010, the carrying value of these securities appeared to have been only 28% of their amortized cost and they appear to have been in a realized loss position for over two years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant